FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 28, 2005, Series 2005-R8	333-121781

Name of Person Filing the Document
(If Other than the Registrant)




05067422


SEC MAIL PROCESSING
RECEIVED
SEP 29 2005
WASH, D.C.
199
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 28, 2005

AMERIQUEST MORTGAGE SECURITIES INC.



By: ______________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


SEC MAIL PROCESSING
RECEIVED
SEP 29 2005
WASH, D.C.
199
SECTION

Deal Summary Report

Settlement	28-Sep-05	Assumptions		Balance	WAC
1st Pay Date	25-Oct-05	Prepay	|100 *Argent ARM PP|20 HEP	$1,416,191,358.85	7.617
		Default	0 CDR		
		Recovery	0 months		
		Severity	0%		

Tranche Name	Rating FT/MD/SP	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	DM bp	Price %
A1	AAA/Aaa/AAA	779,011,000.00	4.09	1 - 86	2.56	2.34	4.12	26	26	100
A2A	AAA/Aaa/AAA	159,860,000.00	3.94	1 - 22	1.00	0.97	3.97	11	11	100
A2B	AAA/Aaa/AAA	68,835,000.00	4.01	22 - 26	2.00	1.91	4.04	18	18	100
A2C	AAA/Aaa/AAA	94,044,000.00	4.09	26 - 62	3.25	3.01	4.12	26	26	100
A2D	AAA/Aaa/AAA	59,530,000.00	4.19	62 - 86	6.62	5.74	4.23	36	36	100
M1	AA+/Aa1/AA+	49,570,000.00	4.30	42 - 86	4.92	4.37	4.34	47	47	100
M2	AA+/Aa2/AA	38,240,000.00	4.32	40 - 86	4.87	4.32	4.36	49	49	100
M3	AA/Aa3/AA	26,200,000.00	4.34	40 - 86	4.84	4.30	4.38	51	51	100
M4	AA-/A1/AA-	24,780,000.00	4.41	39 - 86	4.82	4.27	4.45	58	58	100
M5	A+/A2/A+	19,830,000.00	4.47	38 - 86	4.81	4.26	4.51	64	64	100
M6	A/A3/A	21,240,000.00	4.52	38 - 86	4.79	4.23	4.56	69	69	100
M7	A-/Baa1/A-	14,160,000.00	5.03	38 - 86	4.79	4.17	5.08	120	120	100
M8	BBB+/Baa2/BBB+	12,750,000.00	5.21	37 - 86	4.78	4.14	5.27	138	138	100
M9	BBB+/Baa3/BBB	10,620,000.00	5.58	37 - 86	4.77	4.08	5.65	175	175	100
M10	BBB/Ba1/BBB-	8,500,000.00	6.33	37 - 86	4.73	3.77	10.29	250	625	86.06648
M11	BB+/NR/BB+	11,330,000.00	6.33	37 - 79	4.44	3.44	14.76	250	1050	74.01136
M12	BB/NR/BB	4,960,000.00	6.33	37 - 60	3.94	3.14	16.36	250	1200	72.19944

LIBOR 1MO = 3.83

LIBOR 6MO = 4.11

Ameriquest Mortgage Securities Asset-Backed Pass-Through Cer

M	N	O	P	Q	R
Collateral					
WAM	Age	WAL	Dur		
354	1	2.98	2.46		

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - Stack Price/Yield

Settle	9/28/2005				
First Payment	10/25/2005				
	1	2	3	4	5
A2A					
Price	100	100	100	100	100
WAL	3.32	1.76	1.18	0.88	0.70
Mod Durn	3.02	1.67	1.14	0.86	0.68
Principal Window	1 - 84	1 - 45	1 - 30	1 - 22	1 - 18
LIBOR_1MO	3.830	3.830	3.830	3.830	3.830
LIBOR_6MO	4.110	4.110	4.110	4.110	4.110
Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR
No Prepays					
ckout and Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties
pay Penalty Haircut	5	5	5	5	5
ptional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

	K	L	M	N	O	P	Q	R	S	T	U	V	W	X
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21	m CSFB LLC provided the computer model used to *generate them*). The Hypothetical Performance Data will be generated by you using a computer model prepared by CSFB LLC in													
22	you will use to prepare the Hypothetical Performance Data was furnished to you solely by CSFB LLC and not by the issuer of the securities. It may not be (a) used for any													
23	uating the Hypothetical Performance Data. You agree that the Hypothetical Performance Data will be generated by or on behalf of you, and that neither CSFB LLC nor													
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